

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2017

Mark Iwicki
Chief Executive Officer
Kala Pharmaceuticals, Inc.
100 Beaver Street, Suite 201
Waltham, MA 02453

  Re: Kala Pharmaceuticals, Inc.
    Draft Registration Statement on Form S-1
    Submitted November 21, 2017
    CIK No. 0001479419

Dear Mr. Iwicki:

  This is to advise you that we have not reviewed and will not review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Chris Edwards at (202) 551-6761 with any questions.

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Lia Der Marderosian